SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 08/05 - 09/27/2005
Santa Clara Power Plant to be inaugurated by COPEL on September, 30th

On September 30, Friday, the Santa Clara Power Plant, an hydroelectric plant with a 120 megawatts of installed capacity, built in the Jordão river, central region of the State of Paraná, will be launched.

Santa Clara integrates an electric complex, which is complemented by the Fundão Power Plant, also with a 120 megawatts of installed capacity, and two other small hydroelectric plants incorporated to the facility that adds 5.6 megawatts to the complex. The complex has total assured power of 135.4 MW. The Fundão Plant is scheduled to enter commercial operation in the second half of next year.

The concession belongs to Elejor – Centrais Elétricas do Rio Jordão, a company controlled by COPEL that holds 70% of Elejor’s shares. Total projected capital expenditures for the construction of Santa Clara and Fundão plants amount to R$ 480 million, including the implementation and development of 33 environmental and social projects commended by the complex’s environmental impact report. Of this total amount, approximately R$ 260 million came from the National Bank for Economic and Social Development - BNDES, through the private issue of debentures convertible into stock, which agreement was signed on April 28, 2005.

The Santa Clara power plant is already commercially operating and all its production, enough to supply the consumption of a city with 300 thousand inhabitants, is added to Copel’s power system in order to directly supply the State of Paraná’s market.

Sincerely,

Paulo Roberto Trompczynski
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September , 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.